LIGHTSPEED ANNOUNCES VOTING RESULTS ON THE ELECTION OF DIRECTORS HELD DURING ITS ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

Montreal, QC (August 5, 2021) – Lightspeed POS Inc. (“Lightspeed” or the “Company”) (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced that shareholders voted in favour of all items of business put forth by the Company at its annual and special shareholders meeting held on August 5th, 2021 (the “Meeting”).

1.Election of Directors

The seven (7) candidates proposed as directors were duly elected directors of the Company by a majority of the votes cast by the shareholders present or represented by proxy at the Meeting, as follows:

Name of Nominee	Votes For	%	Votes Withheld	%
Patrick Pichette	90,809,039	99.96%	40,001	0.04%
Dax Dasilva	90,808,530	99.96%	40,510	0.04%
Jean Paul Chauvet	90,436,549	99.55%	412,491	0.45%
Marie-Josée Lamothe	89,674,223	98.71%	1,174,817	1.29%
Paul McFeeters	90,800,902	99.95%	48,138	0.05%
Merline Saintil	90,104,642	99.18%	744,398	0.82%
Rob Williams	89,772,779	98.82%	1,076,261	1.18%

2.Appointment of Auditors

A ballot was conducted with respect to the appointment of PricewaterhouseCoopers LLP (“PwC”) as the Company’s auditors. According to the proxies received and ballots cast, PwC was appointed the Company’s auditors with the following results:

Votes For:        92,978,355 (99.96%)
Votes Withheld:     36,858 (0.04%)

3.Change Company’s name to Lightspeed Commerce Inc.

A ballot was conducted with respect to approving a resolution to amend the Company’s articles of incorporation to change its corporate name from Lightspeed POS Inc. to Lightspeed Commerce Inc. (the “Name Change”), as more fully described in the Company’s management information circular. According to the proxies received and ballots cast, the Name Change was approved with the following results:

Votes For:        90,823,661 (99.97%)
Votes Against:     25,379 (0.03%)

Final voting results on all matters voted at the Meeting are available on Lightspeed’s website and on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter

Contacts:

Brandon Nussey

Chief Financial and Operations Officer

Gus Papageorgiou

Head of Investor Relations

investorrelations@lightspeedhq.com

SOURCE Lightspeed POS Inc.